

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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**ANNUAL AUDITED REPORT
FORM X-17A-5
PART III**



SEC FILE NUMBER
8- 40998

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 10/01/09 AND ENDING 09/30/10
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HUDSON VALLEY CAPITAL MANAGEMENT INC.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

2039 ALBANY POST ROAD

(No. and Street)

CROTON -ON-HUDSON

NEW YORK

10520

(City)

(State)

(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARK J. GILLIS

914 734 2626

(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

COHEN GREVE & COMPANY, CPA P.C.

(Name - if individual, state last, first, middle name)

485 JERICHO TURNPIKE, MINEOLA, NY 11501

(Address)

(City)

(State)

(Zip Code)

CHECK ONE:

- Certified Public Accountant
- Public Accountant
- Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

AM

OATH OR AFFIRMATION

I, MARK J. GILLIS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HUDSON VALLEY CAPITAL MANAGEMENT INC., as of NOVEMBER 10, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature
CEO CFO
Title

Sylvia Leinfelder
Notary Public

SYLVIA LEINFELDER
Notary Public, State of New York
No. 01LE6191138
Qualified in Westchester County
Commission Expires August 4, 2012

This report ** contains (check all applicable boxes):

- (a) Facing Page.
(b) Statement of Financial Condition.
(c) Statement of Income (Loss).
(d) Statement of Changes in Financial Condition Cash Flows
(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(g) Computation of Net Capital.
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(l) An Oath or Affirmation.
(m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

HUDSON VALLEY CAPITAL MANAGEMENT, INC.

FINANCIAL STATEMENTS

September 30, 2010

TABLE OF CONTENTS

	<u>Page</u>
Auditor's Report	1
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Shareholders' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6
Supplementary Information	
Schedule I	7
Schedule II	8
Schedule III	9
Independent Auditor's Report	10-11



COHEN GREVE & COMPANY CPA, P.C.

Certified Public Accountants

J. Timothy Sherman, CPA
Ellen R. Trageser, CPA
Thomas P. Gallo, CPA

Henry P. Greve, CPA

Marc I. Cohen, CPA, deceased

Licensed in: New York
Connecticut
Florida

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Hudson Valley Capital Management, Inc.
Croton-On-Hudson, New York

We have audited the accompanying statement of financial condition of Hudson Valley Capital Management, Inc. as of September 30, 2010 and the related statements of income and shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion of these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hudson Valley Capital Management, Inc. as of September 30, 2010, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for the purposes of additional analysis and is not a required part of the basic financial statements. Schedules II and III are supplementary information required by Rule 17a-5 and the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cohen Greve & Company PC

Mineola, NY
November 10, 2010

HUDSON VALLEY CAPITAL MANAGEMENT, INC.
STATEMENT OF FINANCIAL CONDITION
September 30, 2010

ASSETS

Cash	\$ 1,298
Deposit at clearing broker (Note 3)	50,004
Other assets	1,985
Income receivable	<u>17,691</u>
TOTAL ASSETS	<u>\$ 70,978</u>

LIABILITIES AND SHAREHOLDERS' EQUITY

<u>Liabilities</u>	
Commissions Payable	\$ 11,034
Accrued expenses	<u>3,615</u>
Total Liabilities	<u>14,469</u>
<u>Shareholders' Equity (Deficit)</u>	
Common stock, no par value, 750 shares authorized, 100 shares issued and outstanding	100
Additional paid- in capital	62,500
Retained earnings (deficit)	<u>(6,271)</u>
Total Shareholders' Equity	<u>56,329</u>
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	<u>\$ 70,978</u>

HUDSON VALLEY CAPITAL MANAGEMENT, INC.
STATEMENT OF INCOME
For the Year Ended September 30, 2010

Income	\$ 231,312
Expenses	<u>238,572</u>
OPERATING (LOSS)	<u>(7,260)</u>
Non-Operating Income	
Interest income	<u>15</u>
Total Non-Operating Income	<u>15</u>
Net Loss Before Provisions For Income Tax	(7,245)
Provision For Income Tax	<u>75</u>
NET (LOSS) FOR YEAR	<u>\$ (7,320)</u>

HUDSON VALLE CAPITAL MANAGEMENT, INC.
STATEMENT OF CHANGES OF SHAREHOLDERS' EQUITY
For the Year Ended September 30, 2010

	Number of Shares	Amount	Additional Paid-in Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Loss	Total
Balance October 1, 2009	100	\$ 100	\$ (32,637)	\$ 40,004	\$ (19,049)	\$ (11,582)
Activity Fiscal year ended September 30, 2010						-
Net (Loss)				(7,320)		(7,320)
Liquidating Dividend - prior shareholder			32,637	(38,955)	19,049	12,731
Shareholder Contributions			62,500			62,500
Balance September 30, 2010						-
		<u>\$ 100</u>	<u>\$ 62,500</u>	<u>\$ (6,271)</u>	<u>\$ -</u>	<u>\$ 56,329</u>

HUDSON VALLEY CAPITAL MANAGEMENT, INC.
STATEMENT OF CASH FLOWS
For the Year Ended September 30, 2010

Cash Flows from Operating Activities

Net (Loss) \$ (7,320)

Adjustments to reconcile net income to net cash provided by
(Used in) Operating Activities: -

Changes in:

Deposits in Clearing Broker (40,004)

Other Assets (1,985)

Income Receivable (12,783)

Commissions Payable 11,034

Accrued Expenses 2,615

Total adjustments (41,123)

Net Cash Provided by Operating Activities (48,443)

Cash Flows From Investing Activities

Additional Paid-in-Capital 62,500

Liquidating Distribution (12,826)

Net Cash Used in Investing Activities 49,674

Net Increase (Decrease) in Cash 1,231

CASH AT BEGINNING OF PERIOD 67

CASH AT END OF PERIOD \$ 1,298

Note 1 – ORGANIZATION AND NATURE OF BUSINESS

Hudson Valley Capital Management, Inc. (the “Company”) is a registered general securities broker-dealer and is subject to regulation of the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company operates as an introductory security dealer, earning commissions on investments recommended through financial planning activities of related companies.

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared on the accrual basis of accounting.

As of September 30, 2010, all income receivable were considered by management to be fully collectible. Therefore, no allowance for doubtful accounts has been provided for within this report.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Note 3 – CLEARING BROKER ACCOUNT

Amounts due to the clearing brokers are secured by a deposit in the amount of \$50,004. As of September 30, 2010 there were net commissions due from the clearing broker in the amount of \$17,691.

Note 4 - COMMITMENTS

The Company leases office space located at 2039 Albany Post Road, Suite 200, Croton-On-Hudson, New York. There is no formal lease agreement in place at this time. Monthly rent expense is \$900 per month.

Note 5 – NET CAPITAL REQUIREMENTS

As a registered broker-dealer, The Company is subject to the Uniform Net Capital Rules of the Securities and Exchange Commission, which requires that “Net Capital”, as defined, shall be at least the greater of \$5,000 or 6 2/3% of “Aggregate Indebtedness.” As of September 30, 2010 the Company’s “Net Capital” was \$56,402. This exceeds the requirements by \$46,400. The ratio of “Aggregate Indebtedness” to “Net Capital” was 2.58 to 1 at September 30, 2010.

Note 6 – CHANGE IN OWNERSHIP

On December 31, 2009, the outstanding shares of Securities Trading, Inc. were sold to Hudson Valley Capital Management, L.L.C. Subsequently, the new shareholders changed the name of the corporation to Hudson Valley Capital Management, Inc. At closing the only assets of the corporation were its licenses. All other assets and liabilities were distributed to original owner.

HUDSON VALLEY CAPITAL MANAGEMENT, INC.

SUPPLEMENTARY INFORMATION

September 30, 2010

HUDSON VALLEY CAPITAL MANAGEMENT, INC.
SUPPLEMENTARY INFORMATION-SCHEDULE – I
For the Year Ended September 30, 2010

	<u>2009</u>
Income:	
Commission Income	\$ 231,312
Interest	15
TOTAL INCOME	<u>\$ 231,327</u>
Expenses:	
Commissions	146,571
Rent and Occupancy Costs	14,752
NASD Fees	10,950
Computer Software and Repairs	9,768
Other General and Administrative	9,017
Professional Fees	8,250
Meals & Entertainment	6,729
Automobile Expense	5,926
Dues & Subscriptions	5,450
Travel Expense	5,085
Office Maintenance and Cleaning	4,640
Telephone Expense	3,506
Advertising	3,505
Professional Development	1,800
Contributions	1,355
Employee Benefits	1,218
Education & Seminars	50
TOTAL EXPENSES	<u>\$ 238,572</u>

HUDSON VALLEY CAPITAL MANAGEMENT, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1-SCHEDULE – II
For the Year Ended September 30, 2010

CREDITS	
Shareholders' equity	<u>\$ 56,329</u>
DEBITS	
Other Assets	(1,985)
Ticket fee income	(3,356)
Unsecured debits	(573)
Investments	<u>(1,000)</u>
Total debits	<u>(6,914)</u>
Net Capital	<u>49,415</u>
MINIMUM NET CAPITAL REQUIREMENT – GREATER OF \$5,000 OR 6 2/3% OF AGGREGATE INDEBTEDNESS OF \$14,649	<u>5,000</u>
EXCESS NET CAPITAL	<u>44,415</u>
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.296 to 1.00
SCHEDULE OF AGGREGATE INDEBTEDNESS	
Accrued Expenses - Commissions Payable	<u>14,649</u>
RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART IIA OF FORM X-17A-5 AS OF SEPTEMBER 30, 2010:	
Net capital as reported in Company's Part IIA (unaudited) focus report	56,402
Net Audit Adjustments	<u>73</u>
Net Capital Per Above	<u><u>\$ 56,329</u></u>

HUDSON VALLEY CAPITAL MANAGEMENT, INC.
SUPPLEMENTARY INFORMATION –SCHEDULE III
For the Year Ended September 30, 2010

In accordance with the exemptive provisions of SEC Rule 15c3-3, specifically exemption k (2) (ii), the Company is exempt from the computation of a reserve requirement and the information relating to the possession or control requirement

Pursuant to Paragraph (d) (4) of Rule 17a-5, there are no material differences between the above computation and the computation included in the Company's corresponding unaudited Form X-17a-5, Part IIA.



COHEN GREVE & COMPANY CPA, P.C.

Certified Public Accountants

J. Timothy Sherman, CPA
Ellen R. Trageser, CPA
Thomas P. Gallo, CPA

Henry P. Greve, CPA

Marc I. Cohen, CPA, deceased

Licensed in: New York
Connecticut
Florida

INDEPENDENT AUDITOR'S REPORT

To the Shareholders of
Hudson Valley Capital Management, Inc.
Croton-On-Hudson, New York

In planning and performing our audit of the financial statements and supplemental schedules of Hudson Valley Capital Management, Inc. (the Company) for the year ended September 30, 2010, we considered the internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurances on the internal control.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making periodic computations of aggregate indebtedness and net capital under rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- 1- Making quarterly securities examinations, counts, verification, and comparisons.
- 2- Recordation of differences required by rule 17a-13.
- 3- Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitation in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control component does

INDEPENDENT AUDITOR'S REPORT (cont'd)

not reduce, to a relatively low level, the risk that error or fraud in amounts that would be material in relation to the financial statements being audited, may occur and not be detected within a timely period by an employee in the normal course of performing their assigned functions. However we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2010 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Hudson Valley Capital Management, Inc. to achieve all the divisions of duties and cross checks generally included in the internal control system and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the Board of Directors, management, the SEC, FINRA, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cohen Kreve & Company PC

Mineola, NY
November 10, 2010